

SECURITI  N

05076769



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
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| 8- 32450 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING November 1, 2004 (MM/DD/YY) AND ENDING October 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hepfner Securities Corp.

| OFFICIAL USE ONLY |
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| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3554 Lexington Drive
(No. and Street)

Auburn Hills (City) Michigan (State) 48326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex H. Hepfner, Jr. (248) 377-4160
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

5750 New King Street, Suite 200 (Address) Troy (City) Michigan (State) 48098 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Alex H. Hepfner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hepfner Securities Corp., as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA A. RIGHETTINI
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Apr 9, 2008

Signature

Pres.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition./Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.N/A
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

During our audit, nothing came to our attention to indicate that the Company was in violation of the Exemptive Provisions 15-(3-3x2.1).



# HEPFNER SECURITIES CORP.

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION

### For the Year Ended
### October 31, 2005

# HEPFNER SECURITIES CORP.

## TABLE OF CONTENTS



* * * * *



REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

Independent Auditors' Report

November 22, 2005

Board of Directors
Hepfner Securities Corp.
Auburn Hills, Michigan

We have audited the accompanying statement of financial condition of ***Hepfner Securities Corp.*** as of October 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Hepfner Securities Corp.*** as of October 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital on page eight is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

# HEPFNER SECURITIES CORP.
## STATEMENT OF FINANCIAL CONDITION
## OCTOBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 6,980 |
| Commissions receivable | | 15,496 |
| Refundable federal income taxes | | 170 |
| **Total assets - all current** | **$** | **22,646** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Stockholder's Equity** | | |
| Common stock - $1 par value | | |
| Authorized - 50,000 shares | | |
| Issued and outstanding - 3,570 shares | $ | 3,570 |
| Retained earnings | | 19,076 |
| **Total stockholder's equity** | **$** | **22,646** |

The accompanying notes are an integral part of these financial statements.

# HEPFNER SECURITIES CORP.
## STATEMENT OF INCOME
## YEAR ENDED OCTOBER 31, 2005

| | |
|---|---|
| Revenues | |
| Commissions and fees | $ 143,487 |
| Miscellaneous income | 175 |
| **Total revenues** | **143,662** |
| Expenses | |
| Management fees | 94,665 |
| Other operating expenses | 47,416 |
| **Total expenses** | **142,081** |
| Income before income taxes | 1,582 |
| Income tax benefit | (156) |
| **Net income** | **$ 1,738** |

The accompanying notes are an integral part of these financial statements.

# HEPFNER SECURITIES CORP.
## STATEMENT OF STOCKHOLDER'S EQUITY
## YEAR ENDED OCTOBER 31, 2005

| | Common Stock | | | |
|---|---|---|---|---|
| | Number of Shares | Amount | Retained Earnings | Total |
| Balance, November 1, 2004 | 3,570 | $ 3,570 | $ 17,338 | $ 20,908 |
| Net income | - | - | 1,738 | 1,738 |
| **Balance, October 31, 2005** | **3,570** | **$ 3,570** | **$ 19,076** | **$ 22,646** |

The accompanying notes are an integral part of these financial statements.

# HEPFNER SECURITIES CORP.
## STATEMENT OF CASH FLOWS
## YEAR ENDED OCTOBER 31, 2005

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Cash received from customers | $ | 140,741 |
| Cash paid to suppliers | | (142,081) |
| Income tax refunds received | | 186 |
| **Net cash used in operating activities** | | **(1,154)** |
| Cash and cash equivalents, November 1, 2004 | | 8,134 |
| **Cash and cash equivalents, October 31, 2005** | **$** | **6,980** |

**Reconciliation of Net Income to Net Cash Used in Operating Activities**

| | | | | |
|---|---|---|---|---|
| **Net income** | | | **$** | **1,738** |
| Changes in assets and liabilities which (used) provided cash | | | | |
| Commissions receivable | $ | (2,922) | | |
| Refundable federal income tax | | 30 | | (2,892) |
| **Net cash used in operating activities** | | | **$** | **(1,154)** |

The accompanying notes are an integral part of these financial statements.

# HEPFNER SECURITIES CORP.

## NOTES TO FINANCIAL STATEMENTS

### 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**

Hepfner Securities Corp. was incorporated on September 20, 1984, under the laws of the State of Michigan. The Company is a registered with the U.S. Securities and Exchange Commission as a broker-dealer. The Company does not carry customer accounts or hold customer securities.

**Cash and Cash Equivalents**

Cash and cash equivalents includes commercial checking and savings accounts and all highly liquid debt instruments with original maturities of three months or less.

**Commissions Receivable**

Commissions receivable represents commissions earned and uncollected, on a trade-date basis, at the end of the year. Based on management's assessment of the credit history with mutual fund companies having outstanding balances and current relationships with them, it has estimated that realization of losses on balances outstanding at year end will not be significant. Bad debts have historically been insignificant and generally within management's expectations.

**Revenue Recognition**

Securities transactions, and related commission income and expense, are recorded on a trade date basis.

**Income Taxes**

Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to effect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense in the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities. The Company carried back a current year net operating loss to create the refundable income taxes.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. RELATED PARTY MANAGEMENT FEES

The Company pays a management fee to a company owned by the sole stockholder. Management fees charged for the year ended October 31, 2005, were $94,665.

## 3. OPERATING LEASE WITH RELATED PARTY

The Company leased office space on a month-to-month basis from a party related through common ownership. The amount changes with the maintenance, property taxes and other costs associated with the space. As of October 31, 2005, the Company vacated the space. Rent expense for the year was $29,431.

## 4. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 at October 31, 2005 and requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At October 31, 2005, the Company's net capital is $22,646, minimum required net capital is $5,000, and the ratio of the Company's aggregate indebtedness to the Company's net capital is (0.7507) to 1.0.

# SUPPLEMENTARY INFORMATION

# HEPFNER SECURITIES CORP.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## OCTOBER 31, 2005

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholder's equity qualified for net capital | $ | 22,646 |
| Add allowable credits | | - |
| Total capital and allowable credits | | 22,646 |
| Deduct non-allowable assets - other | | - |
| Net capital before haircuts on securities positions | | 22,646 |
| Less haircuts on securities positions | | - |
| Net capital | $ | 22,646 |
| Aggregate Indebtedness | | |
| Items included in statement of financial condition | | |
| Refundable federal income tax | $ | (170) |
| Total aggregate indebtedness | $ | (170) |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | |
| Minimum net capital required (greater of): | | |
| Company (6.67% of total aggregate indebtedness) | $ | (11) |
| Broker-dealer | | 5,000 |
| Total | $ | 4,989 |
| Excess Net Capital | $ | 17,646 |
| EXCESS NET CAPITAL AT 1.000% | $ | 22,663 |
| RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL | | (0.7507)% |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of October 31) - | | |
| Net capital, as reported in Company's Part IIA FOCUS report | $ | 22,476 |
| Net capital per above | | 22,646 |
| Difference: Refundable federal income tax | $ | (170) |

See independent auditors report.



REHMANN ROBSON
*Certified Public Accountants*
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

November 22, 2005

Board of Directors
Hepfner Securities Corp.
Troy, Michigan

In planning and performing our audit of the financial statements of ***Hepfner Securities Corp.*** (the Company) for the year ended October 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control. Among the elements of the internal control that we considered are the accounting system and control procedures.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures including test of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17A-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, count verifications and comparisons, and the recording of differences required by Rule 17A-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.



5750 New King Street ◦ Suite 200 ◦ Troy, MI 48098 ◦ 248.952.5000 ◦ Fax 248.952.5750 ◦ www.rehmann.com

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the accounting system and control procedures that we considered to be a material weakness as defined above:

- The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report on such condition does not modify our opinion dated November 22, 2005, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matters noted in the second preceding paragraph, the Company's practices and procedures were adequate at October 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

